Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, UT 84115

July 5, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  H. Christopher Owings

Re:           Crown Auto Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 28, 2011
File No.: 333-171624

Dear Mr. Owings:

I write on behalf of Crown Auto Holdings, Inc., (the “Company”) in response to Staff’s letter of May 12, 2011, by Lilyanna L. Peyser, Staff Attorney, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-1, filed April 28, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration Statement Cover Page

1.	Please revise to include the registration statement file number and date filed.

In response to this comment, the Company included this information as requested.

Risk Factors, page 7

risks associated with Management and Control Persons, page 10

If we are unable to retain our President and Director…, page 10

2.	Please disclose in a risk factor that you do not have an employment agreement with Mr. Katsanevas.

In response to this comment, the Company included a risk factor as requested.

Risks Related to Our Securities, page 13

3.
 We note your response to comment 12 that you have “not indicated that [your] stock may be followed by securities analysts and [do] not believe that would be an appropriate risk factor.  Please note that our comment suggested the inclusion of a risk factor that your stock might not be followed by securities analysts.  Please revise your disclosure accordingly, or tell us why you believe that such a risk factor is unnecessary.

In response to this comment, the Company included the risk factor as requested.

4.	Please continue to update your financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

In response to this comment, the Company included the March 31, 2011 financial statements.

5.	We note your response and revised disclosures provided in response to comment 45 in our letter dated February 8, 2011. We have the following comments:

▪
As previously requested, please provide pro forma income tax, pro forma net income, and pro forma earnings per share information on the face of your historical financial statements as though you operated as a C Corporation for the entire year ended December 31, 2010.  Please also consider providing this information for the year ended December 31, 2009 as we believe this provides useful information to your investors in evaluating the impact of changing your income tax election from an S Corporation to a C Corporation.  Your current disclosure does not achieve this objective.

▪
As previously requested, please revise to provide all of the income tax disclosures required by ASC 740-10-50, or explain to us in detail why these are not applicable.  In this regard it appears you should disclose the following or explain why you believe such disclosures are not required.

o
The components of your net deferred tax liability or asset showing the total of all deferred tax liabilities by type and the total of all deferred tax assets by type and the total valuation allowance recognized for deferred tax assets;

o	the amounts and expiration dates of operating loss and tax credit carryforwards;
o	the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets;
o	your current and deferred income tax expense (or benefit) for each period further broken down into federal and state tax expenses;
o	changes in the valuation allowance, if any, which occurred during the year;
o	a reconciliation of the federal statutory income tax rate to your effective tax rate; and
o	all of the disclosures required for unrecognized tax benefits, if any, along with your policy for classification of interest and penalties and for recognition of investment tax credits, if any.

In response to this comment the Company revised the financials and provided pro forma income tax, pro forma net income and pro forma earnings per share information on the face of the income statement for the years ended 2010 and 2009 as though the Company operated as a C Corporation for the entire year.

As to the remaining comments:

•	the Company has no deferred tax assets or liabilities;
•	the Company has no operating loss carry forwards and tax credit carry forwards;
•	the Company has no temporary differences and carry forwards which would give rise to deferred tax liabilities and deferred tax assets;
•	the Company included a table in the tax footnote;
•	the Company has no changes in the valuation allowance for the current year and no tax in the prior year due to the Sub-S election;
•
because there are no temporary or permanent differences between the Company’s taxable income for books and the taxable income for taxes the federal statutory income tax rate and effective tax rate are the same; and

•	the Company has no unrecognized tax benefits and no interest, penalties and tax credits.

Consolidated Statements of Stockholders’ Equity (deficit), page 41

6.
We note from your response to comment 45 in our letter dated February 8, 2010 that retained earnings at the time of the S election termination were recorded in APIC. Please tell us in more detail how you complied with the guidance in SAB Topic 4:B.  So that we may better understand your response and your accounting, please tell us the amount of undistributed retained earnings at the date the S election was terminated that was constructively distributed to your owners and effectively subsequently contributed to your capital by your owners.  We note your disclosure in Note 5 that on June 30, 2010 and in conjunction with the termination of CAI’s S-corporation election, you issued a note payable for the amount of the undistributed retained earnings of CAI, which equaled $605,000. Please explain to us in reasonable detail why you recorded a debit/charge of $247,648 as an adjustment to APIC and how this amount was determined.

In response to this comment, the Company restated the footnote. The Company agreed to pay its sole shareholder $605,000 upon the termination of the S-corporation election as a distribution of income. The amount was an estimate was in excess of the actual book income by $247,648. Accordingly, the Company has recorded the distribution in excess of retained earnings as a reduction of paid in capital.

Consolidated Statements of Cash Flows, page 42

7.
Please revise your statements of cash flows so that the amount of cash at the end of the 2010 fiscal year agrees with the amount of cash per the balance sheet.  Please note that restricted cash which is unavailable for use in your operations or to satisfy your general obligations should be excluded from cash at the end of the period.  Refer to ASC 230-10-45-4.

In response to this comment, the Company restated the statements of cash flows.

Note 2 – Significant Accounting Policies, page F-43

Installment Loans Receivable, page 44

8.
We note your response and revised disclosures added in response to comment 51 in our letter dated February 8, 2011.  As previously requested, please revise to provide all disclosures required by ASC 310-10-50-6 and 50-7.  If you do not believe that any of these disclosures are applicable to you, please explain this to us in reasonable detail.

In response to this comment, below is the text of ASC 310-10-50-6 and 50-7 with explanatory comments provided for each point.

50-6	The summary of significant accounting policies shall include the following:

a.	The policy for placing loans and trade receivables, if applicable, on nonaccrual status (or discontinuing accrual of interest)

The Company does not place loans on nonaccrual status, the loans are fully impaired when determined to be uncollectible.

b.	The policy for recording payments received on nonaccrual loans and trade receivables, if applicable

The Company does not place loans on nonaccrual status. Non recoverable car loans are impaired in full.

c.	The policy for resuming accrual of interest

The Company does not resume the accrual of interest. The repossessed cars are returned to inventory or the unrecoverable car loans are impaired in full.

d.	The policy for charging off uncollectible loans and trade receivables

This policy is explained in the Installment Loan Receivable section of the Significant Accounting Policies footnote.

e.	The policy for determining past due or delinquency status (that is, whether past due status is based on how recently payments have been received or contractual terms)

This policy is explained in the Installment Loan Receivable section of the Significant Accounting Policies footnote.

50-7   The following disclosures related to nonaccrual and past due loans and trade receivables are also required:

a.	The recorded investment in loans and trade receivables, if applicable, on nonaccrual status as of each balance sheet date

The Company does not place loans on nonaccrual status. If a loan is not collectible it is impaired in full.

b.	The recorded investment in loans and trade receivables, if applicable, past due 90 days or more and still accruing.

The Company does not carry bad or delinquent loans.  Cars are repossessed prior to the loan going delinquent 90 days. If the Company is unable to locate and repossess the car the loan is impaired in full.

9.
We note your response and revised disclosures provided in response to comment 54 in our letter dated February 8, 2011.  Please further revise your disclosures to provide the information regarding the maturities of your loans receivable contemplated by Section III.B. of Industry Guide 3.  Please also provide additional information regarding any non-accrual, past due and restructured loans and potential problem loans contemplated by Section III. C. of Industry Guide 3.  If you believe these disclosures are not applicable, please tell us why.

In response to this comment, the Company provides comment to Sections III.B. and C. as follows:

III.B. As of the end of the latest fiscal year reported on, present separately the amount of loans: (1) due in one year or less, (2) due after one year through five years.

Although it is the Company’s policy to make loans up to 18 months in length, almost all loans are for 12 months or less. The principal and interest balances of all loans reported at the end of each calendar year presented in the Company’s financial statements are due within the following twelve months.  Accordingly all balances are properly classified as current.

III.C. Nonaccrual, past due, and restructured loans.  As of the end of each reported period, state separately the aggregate of loans in: Loans which are contractually past due 90 days or more as to principal or interest payments.

The Company does not carry bad or delinquent loans.  Cars are repossessed prior to the loan going delinquent 90 days. If the Company is unable to locate and repossess the car the loan is impaired in full.

Item 15. Recent Sales of Unregistered Securities, page 51

10.
We note your response to comment 56 in our letter dated February 8, 2011, however it does not appear that you quantified the aggregate amount received in consideration for the 5,000,000 shares issued in connection with the share exchange.  Please revise to include this disclosure.

In response to this comment, the 5,000,000 shares issued in connection with the share exchange were valued at a negative $238,477 which is excess of  the liabilities assumed over the predecessor cost of the assets acquired. Accordingly the transaction resulted in negative paid in capital of $238,477.

Item 16.. Exhibits, page 51

11.
You We note your response to comment 57 in our letter dated February 8, 2011, however, we do not see the share exchange agreement in the list of exhibits or attached as an exhibit.  Please list the share exchange agreement in the list of exhibits and attach it as an exhibit or advise.  Refer to Item 601(b) of Regulation S-K.  In addition, we note that you have not indicated that you will file as an exhibit a subscription agreement; please supplementally confirm, if true, that you did not use a subscription agreement in connection with the May 2010 private placement

In response to this comment, the Company inadvertently neglected to file the share exchange agreement, and has cured that with the instant filing. The Company also included a form subscription agreement used in the May 2010 offering.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Jim Katsanevas
Jim Katsanevas

Enclosure (Acknowledgment by the Company)